QLT Inc.

887 Great Northern Way, Suite 250

Vancouver, British Columbia

Canada V5T 4T5

VIA EDGAR

November 25, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Suzanne Hayes, Assistant Director, c/o Joseph McCann

Re:	QLT Inc.

Registration Statement on Form S-3 (File No. 333-214202)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, QLT Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registrant’s Registration Statement on Form S-3 (File No. 333-214202) filed on October 24, 2016 (as amended by Amendment No. 1 filed on November 22, 2016, the “Registration Statement”), be accelerated by the Securities and Exchange Commission (the “Commission”) so that it may become effective at 10:00 a.m., Eastern time, on November 29, 2016, or as soon as reasonably practicable thereafter.  The Registrant hereby authorizes Raymond O. Gietz of Weil, Gotshal & Manges LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Raymond O. Gietz (212-310-8702) to confirm the effectiveness of the Registration Statement.

Very truly yours,

QLT Inc.

		By:	/s/ Dori C. Assaly
		Name:	Dori C. Assaly
		Title:	Senior Vice President, Legal and
Corporate Secretary

cc:	Raymond O. Gietz, Esq.
Weil, Gotshal & Manges LLP
767 5th Avenue
New York, NY 10153
(212) 310-8000

Janet Grove
Marion V. Shaw
Bull, Housser & Tupper LLP
1800-510 West Georgia Street
Vancouver, British Columbia
Canada V6B 0M3